UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SOPHIRIS BIO INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

83578Q100

(CUSIP Number)

August 16, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 83578Q100

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,315,385
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,315,385
9	Aggregate amount beneficially owned by each reporting person. 2,315,385
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 14.34%*
12	Type of reporting person CO

*	Based on 16,149,869 Common Shares estimated to be outstanding upon closing of the initial U.S. offering according to the Issuer’s Registration Statement on Form S-1 filed on August 16, 2013.

CUSIP No. 83578Q100

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,315,385
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,315,385
9	Aggregate amount beneficially owned by each reporting person. 2,315,385
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 14.34%*
12	Type of reporting person CO

*	Based on 16,149,869 Common Shares estimated to be outstanding upon closing of the initial U.S. offering according to the Issuer’s Registration Statement on Form S-1 filed on August 16, 2013.

CUSIP No. 83578Q100

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 246,153
	6	Shared voting power. -0-
	7	Sole dispositive power. 246,153
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 246,153
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.52%*
12	Type of reporting person CO

*	Based on 16,149,869 Common Shares estimated to be outstanding upon closing of the initial U.S. offering according to the Issuer’s Registration Statement on Form S-1 filed on August 16, 2013.

CUSIP No. 83578Q100

1	Name of reporting persons. Joseph Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,315,385
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,315,385
9	Aggregate amount beneficially owned by each reporting person. 2,315,385
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 14.34%*
12	Type of reporting person IN

*	Based on 16,149,869 Common Shares estimated to be outstanding upon closing of the initial U.S. offering according to the Issuer’s Registration Statement on Form S-1 filed on August 16, 2013.

Item 1(a).	Name of Issuer:

Sophiris Bio Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1258 Prospect Street

La Jolla, California 92037

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”), and Joseph Lewis (together with Boxer Capital, Boxer Management and MVA Investors, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joseph Lewis is the sole indirect owner and controls Boxer Management. MVA Investors is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital, and is controlled by employees of Tavistock Life Sciences Company that are members of MVA Investors. As such, MVA Investors is not controlled by Boxer Capital, Boxer Management or Joseph Lewis. MVA is primarily engaged in the business of investing in securities.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital and MVA Investors is: 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is organized under the laws of the Bahamas. MVA Investors is a limited liability company organized under the laws of Delaware. Joseph Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value, (the “Common Shares”).

Item 2(e).	CUSIP Number:

83578Q100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 2,315,385* Common Shares. MVA Investors beneficially owns 246,153* Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 14.34%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by MVA Investors represent 1.52%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA Investors has the sole power to vote the 246,153* Common Shares it directly and solely owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 2,315,385* Common Shares they beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

MVA Investors has the sole power to dispose of the 246,153* Common Shares it directly and solely owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 2,315,385* Common Shares they beneficially own.

*	The Reporting Persons may be deemed to beneficially own 2,561,538 Common Shares which constitute approximately 15.86% of the Issuer’s outstanding Common Shares (based on 16,149,869 Common Shares estimated to be outstanding as of the close of the initial U.S. public offering according to the Issuer’s Registration Statement on Form S-1 filed on August 16, 2013). Boxer Capital has shared voting and dispositive power with regard to the Common Shares it owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. MVA Investors has sole voting and dispositive power over the Common Shares owned solely by it. None of Boxer Capital, Boxer Management or Mr. Lewis have any voting or dispositive power with regard to the 246,153 Common Shares held by MVA Investors.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the Common Shares held by Boxer Capital. Only MVA Investors has the right to receive dividends and the proceeds from sale of the Common Shares owned solely by MVA Investors. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC

Date: August 26, 2013

	By:	/s/ Aaron Davis
	Name:	Aaron Davis
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

MVA INVESTORS, LLC

	By:	/s/ Christopher Fuglesang
	Name:	Christopher Fuglesang
	Title:	Authorized Signatory

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually